LIFEBRIDGE INNOVATIONS, PBC

SUBSCRIPTION AGREEMENT
AND
JOINDER

LifeBridge Innovations, PBC
862 E. Wildmere Avenue
Longwood, FL 32750

Ladies and Gentlemen:

The undersigned ("Purchaser") hereby tenders this Subscription Agreement and Joinder (this "Subscription Agreement") and applies for the purchase of shares of Class A Voting Common Stock, par value $0.0001 per share ("Shares") in LifeBridge Innovations, PBC, a Delaware public benefit corporation (the "Company"), at the Purchase Price Per Share (as defined in the Registration Information on page 7 hereof), upon the terms and conditions set forth herein.

1. In connection with, and in consideration of, the sale of the Shares to Purchaser provided for herein (the "Purchased Shares"), Purchaser hereby represents and warrants to the Company, the Company's agents, and the Company's present and future stockholders, that Purchaser:

(a) Recognizes that the Purchased Shares are a speculative investment involving a high degree of risk, including, but not limited to, the risk of economic losses from the operations of the Company.

(b) Has such knowledge and experience in financial and business matters, either alone or with the assistance of a professional advisor, that Purchaser is capable of evaluating the merits and risks of the prospective investment in the Purchased Shares.

(c) Can, for an indefinite period of time, bear the economic risk of Purchaser's investment in the Purchased Shares, could afford to sustain a complete loss of such investment given Purchaser's present and reasonably foreseeable future economic circumstances, has adequate means of providing for Purchaser's current financial needs and personal contingencies and has no need for liquidity of investment with respect to the Purchased Shares.

(d) Believes, based upon Purchaser's investment objectives and financial needs, that the Purchased Shares are an appropriate and suitable investment for Purchaser.

(e) Has reviewed the materials prepared by the Company related to the Purchased Shares that are included on the Company's Wefunder website, including the risk factors contained therein, has had an opportunity to ask questions of and receive answers from representatives of the Company concerning the terms and conditions of an investment in the Purchased Shares and concerning all matters respecting the Company's present and proposed operations and financial condition, and all questions have been answered to the full satisfaction of Purchaser.

(f) Has obtained, to the extent Purchaser deems necessary, professional advice with respect to the risks inherent in the investment in the Purchased Shares and the suitability of the investment in the Purchased Shares in light of Purchaser's financial condition and investment needs.

(g) Recognizes that the Purchased Shares have not been registered under the federal or state securities laws, and cannot be sold absent registration or an exemption from the registration requirements under such laws; Purchaser has no right to require that the Purchased Shares be registered under the Securities Act of 1933 (the "Act") or the securities laws of Florida, Delaware or any other state (the "Laws"); and there is not currently and it is unlikely that in the future there will exist, a public market for the Purchased Shares.

(h) Was formed under the laws of the state set forth in the Registration Information on page 7 hereof and the offer and acceptance regarding the Purchased Shares to be purchased by Purchaser occurred in such state.

(i) If Purchaser is an employee benefit plan subject to the Employee Retirement Security Act of 1974, as amended ("ERISA") or is any other retirement or benefit plan, has sought competent legal advice regarding the possible consequences to it, its beneficiaries and its fiduciaries arising out of an investment in the Company.

(j) Is purchasing the Purchased Shares for investment purposes only and not with a view to the resale or distribution to others of the Purchased Shares and understands that the Company is relying on the representations made herein in connection with reliance on exemptions for the sale and issuance of the Purchased Shares under the Act and the Laws.

(k) Confirms that it is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Purchased Shares. It is understood that information and explanations related to the terms and conditions of the Purchased Shares provided by the Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Purchased Shares, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Purchased Shares. The Purchaser acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Purchased Shares for purposes of determining the Purchaser's authority to invest in the Purchased Shares.

2. Purchaser makes the following additional representations:

(a) Purchaser has been duly formed and is validly existing, with full power and authority to invest in the Company.

(b) This Subscription Agreement has been duly authorized by all necessary action on the part of Purchaser, has been duly executed by an authorized officer or representative of Purchaser who has delivered to the Company a completed and duly executed copy of the Certificate of Signatory attached hereto, and is legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, subject, as to the enforcement of remedies, to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other similar law of general application affecting creditors and general principles of equity.

(c) Purchaser will deliver upon demand the underlying governing documents governing Purchaser, including its partnership agreement, corporate charter documents and bylaws, or trust agreement, as the case may be, and such other evidence of the ability of Purchaser to purchase the Purchased Shares as may be requested by the Company.

3. Purchaser agrees as follows:

(a) By executing this Subscription Agreement, Purchaser is joining and becoming a party to, and becoming subject to all of the terms and conditions of, that certain Stockholders Agreement of the Company dated as of January 31, 2022, as it may be amended from time to time, a current copy of which is attached hereto as Appendix A (the "Stockholders Agreement"), including the confidentiality provisions, noncompetition covenants and transfer restrictions contained therein.

(b) A check or other payment is delivered herewith as payment in full for the Purchased Shares.

(c) If the Company conducts an initial public offering, holders of the Shares, including the Purchaser, may be required to agree not to sell, offer to sell, or otherwise dispose of the Purchased Shares or any other securities of the Company for up to 180 days upon the request of the Company.

(d) Purchaser understands the meaning and legal consequences of the representations and warranties contained herein, and further agrees to indemnify and hold harmless the Company, its agents and each of its stockholders, from and against any and all loss, damage or liability, including reasonable attorneys' fees, due to, or arising out of, a breach of any representation, warranty or agreement of Purchaser contained herein.

(e) The representations, warranties and agreements of Purchaser contained herein shall survive and remain in full force and effect after the execution of this Subscription Agreement and payment for the Purchased Shares.

(f) Purchaser understands and acknowledges that the subscription for the Shares made hereby may be rejected or accepted in whole or in part by the Company in its absolute discretion and that this Subscription Agreement is and shall be irrevocable, except that Purchaser shall have no obligations hereunder with respect to any Shares subscribed for hereunder which are rejected by the Company.

(g) The Company shall have all remedies available at law, in equity or otherwise in the event of any breach of this Agreement by Purchaser. Without limiting the foregoing, in the event of any actual or threatened breach of this Agreement, including Sections 3(a)-(c), in addition to any other remedies which may be available, the Company shall be entitled to specific performance of the obligations of Purchaser without proving the inadequacy of money damages or posting bond or other surety and, in addition, to such other equitable remedies (including preliminary or temporary injunctive relief) as may be appropriate in the circumstances. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party hereto at law or in equity or otherwise.

(h) Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and Purchaser, or otherwise, or delay by the Company in exercising same, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(i) This Subscription Agreement and the rights, powers and duties set forth herein shall be binding upon Purchaser, Purchaser's successors and assigns and shall inure to the benefit of the Company, its successors and assigns.

(j) In the event that any provision of this Subscription Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law, and it shall not affect the validity or enforceability of any other provision hereof.

(k) This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Purchaser has executed this Subscription Agreement as of the [EFFECTIVE DATE]__________.

PURCHASER: [ENTITY NAME]

Investor Signature

____

Name: [INVESTOR NAME]

Accepted by:

LifeBridge Innovations, PBC

By: *Founder Signature*

Name: Peter F. Travers

Its: Chief Executive Officer

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT AND JOINDER]

CERTIFICATE OF SIGNATORY

I, [INVESTOR NAME], am the [INVESTOR TITLE] of [ENTITY NAME] (the "Entity").

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and to purchase and hold the Purchased Shares, and certify further that the Subscription Agreement has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have set my hand as of this [EFFECTIVE DATE].

Investor Signature

Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

[CERTIFICATE OF SIGNATORY FOR SUBSCRIPTION AGREEMENT AND JOINDER]

LIFEBRIDGE INNOVATIONS, PBC

REGISTRATION INFORMATION

SHARES SUBSCRIBED FOR:

Number of Shares:	[SHARES]____________
Purchase Price Per Share:	See below
Total Payment Due:	$ $[AMOUNT]____________

The "Purchase Price Per Share" shall be $0.83 for the first 421,686 Shares subscribed for hereunder, and $1.04 thereafter.

PURCHASER INFORMATION:

(PLEASE TYPE OR PRINT YOUR NAME AND ADDRESS EXACTLY AS YOU WISH IT TO APPEAR ON THE RECORDS OF THE COMPANY.)

Name:	[ENTITY NAME]
Address:	1887 Whitney Mesa Dr #8885, Henderson NV, 89014
	____________________
Telephone Number:	____________________
State of Formation:	____________________
Soc. Sec./Fed. Tax Id. No.:	____________________

APPENDIX A

STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT

among

LIFEBRIDGE INNOVATIONS, PBC

and

EACH PERSON IDENTIFIED ON THE SIGNATURE PAGES OR JOINDERS HERETO

dated as of

January 31, 2022

TABLE OF CONTENTS

ARTICLE I DEFINITIONS..1

ARTICLE II MANAGEMENT AND OPERATION OF THE COMPANY...............................6

Section 2.01 Board of Directors..6

Section 2.02 Officers 6

ARTICLE III TRANSFER OF SHARES..6

Section 3.01 Limits on Transfers 6

Section 3.02 Transfer of Shares to Permitted Transferees 6

Section 3.03 Divorce of Stockholder 7

Section 3.04 Transfers of Shares in Violation of Agreement 9

Section 3.05 Rights of First Refusal for Transfer of Shares to Third Party.....................11

Section 3.06 Death or Incapacity of a Stockholder..12

Section 3.07 Drag Along Rights 14

Section 3.08 Call Option upon Breach 14

Section 3.09 Company's Exercise of Options 15

Section 3.10 Determination of Purchase Price...15

Section 3.11 Terms of Purchase...15

Section 3.12 Specific Performance 16

Section 3.13 Liability for Transfer Expenses...16

Section 3.14 Conditions to Permitted Transfers 16

ARTICLE IV NON-COMPETE AND OTHER AGREEMENTS 16

Section 4.01 Non-Competition/Non-Solicitation...17

Section 4.02 Confidentiality 17

Section 4.03 Protection of Legitimate Business Interest..17

Section 4.04 Injunctive Relief..18

Section 4.05 Intellectual Property 18

ARTICLE V REPRESENTATIONS AND WARRANTIES 18

Section 5.01 Representations and Warranties..18

ARTICLE VI TERM AND TERMINATION 19

Section 6.01 Termination...19

Section 6.02 Effect of Termination..19

ARTICLE VII MISCELLANEOUS 20

Section 7.01 Expenses 20

Section 7.02 Further Assurances..20

Section 7.03 Notices 20
Section 7.04 Agreement Prepared by Company Counsel 21
Section 7.05 Interpretation 21
Section 7.06 Severability 22
Section 7.07 Entire Agreement 22
Section 7.08 Successors and Assigns; Assignment 22
Section 7.9 No Third-Party Beneficiaries 22
Section 7.10 Amendment and Modification 22
Section 7.11 Waiver 23
Section 7.12 Governing Law 23
Section 7.13 Submission to Jurisdiction 23
Section 7.14 Waiver of Jury Trial 24
Section 7.15 Equitable Remedies 24
Section 7.16 Remedies Cumulative 24
Section 7.17 Counterparts 24
Section 7.18 Spousal Consent 24

Stockholders Agreement

This Stockholders Agreement (this "**Agreement**"), dated as of January 31, 2022 (the "**Effective Date**"), is entered into among LifeBridge Innovations, PBC, a Delaware corporation (the "**Company**"), each Person identified on the signature pages or joinders hereto (each, an "**Initial Stockholder**" and collectively, the "**Initial Stockholders**"), and each other Person who after the date hereof acquires Shares of the Company and becomes a party to this Agreement by executing a Joinder Agreement (such Persons, collectively with the Initial Stockholders, the "**Stockholders**").

RECITALS

WHEREAS, the Initial Stockholders have formed the Company for the purposes of conducting and operating the Business;

WHEREAS, the Initial Stockholders and the other parties hereto deem it in their best interests and in the best interests of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings specified or referenced in this Article I.

“**Affiliate**” means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms “controlling” and “controlled” shall have correlative meanings.

“**Agreement**” has the meaning set forth in the preamble.

“**Applicable Law**” means all applicable provisions of: (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

“**Board**” has the meaning set forth in Section 2.01(a).

"**Bona Fide Offer**" means the written and binding offer from any Person that sets forth the purchase price and terms of the proposed purchase and sale of any Shares, from a Person who has the financial ability to consummate the proposed purchase and sale and which includes a description of all material terms of the proposed purchase and sale including the name of the prospective purchaser and, if the prospective purchaser is acquiring such Shares as an agent or nominee for one or more other Persons, a statement to that effect as well as the name of each of the principals for whom such nominee or agent is acting.

"**Business**" means the business of developing, manufacturing, marketing and selling products, including products using tumor treating fields, to treat cancer.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the State of Delaware are authorized or required to close.

"**Bylaws**" means the bylaws of the Company, as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Call Option**" has the meaning set forth in Section 3.08.

"**Certificate of Incorporation**" means the certificate of incorporation of the Company, as filed on January 7, 2022 with the Secretary of State of the State of Delaware, and as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Company**" has the meaning set forth in the preamble.

"**Controlling Stockholders**" has the meaning set forth in Section 3.08.

"**Offered Shares**" has the meaning set forth in Section 3.05(a).

"**Deceased Offered Shares**" has the meaning set forth in Section 3.06(a).

"**Deceased Offering Party**" has the meaning set forth in Section 3.06(a).

"**Defaulted Shares**" has the meaning set forth in Section 3.04(a).

"**Defaulted Shares**" has the meaning set forth in Section 3.04(a).

"**Defaulting Stockholder**" has the meaning set forth in Section 3.04(a).

"DGCL" means the Delaware General Corporation Law, as amended from time to time and including any successor legislation thereto and any regulations promulgated thereunder.

"**Director**" has the meaning set forth in Section 2.01(a).

"**Divorced Shares**" has the meaning set forth in Section 3.03(a).

"**Divorced Spouse**" has the meaning set forth in Section 3.03(a).

"**Divorced Stockholder**" has the meaning set forth in Section 3.03(a).

"**Drag-Along Notice**" has the meaning set forth in Section 3.07.

"**Drag-Along Sale**" has the meaning set forth in Section 3.07.

"**Dragged-Along Stockholder**" has the meaning set forth in Section 3.07.

"**Dragging Stockholders**" has the meaning set forth in Section 3.07.

"**Effective Date**" has the meaning set forth in the preamble.

"**Exercise Period**" has the meaning set forth in Section 3.03(b).

"**Fair Market Value**" has the meaning set forth in Section 3.04(b).

"**Family Member**" means, with respect to a Stockholder who is a natural person, any individual who is an ancestor, lineal descendant or spouse of such Stockholder. For purposes of determining Family Members of an individual under this Agreement, an adopted child shall be considered a natural born child of his or her adoptive parents if such child was adopted prior to attaining 14 years of age and the adoptive parents of any such adopted child shall be considered the only parents of such adopted child.

"**Family Trust**" means, with respect to a Stockholder, a trust that satisfies both of the following conditions: (i) such trust is for the exclusive benefit of such Stockholder and/or one or more Family Members of such Stockholder, or provides for an income interest only for the spouse of such Stockholder (either alone or in conjunction with one or more other Family Members of such Stockholder) and all the remaindermen (other than distributees of minor monetary amounts and/or items of tangible personal property) of such trust are Family Members of such Stockholder; and (ii) except as provided below, the trustees of such trust are such Stockholder or Family Members of such Stockholder and/or such other Persons as may be approved by the remaining Stockholders. In order to determine who are the Family Members and Family Trusts of a Stockholder which is itself a trust, an individual who is the settlor of such trust and any Family Member of such settlor shall be deemed to be a Family Member of such trust and any trust created by, or which is a Family trust of, the settlor and/or any Family Member of such settlor shall also be deemed to be a Family trust of such trust.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Governing Documents**" means the Certificate of Incorporation and the Bylaws.

"**Holder**" has the meaning set forth in Section 3.04(b).

"**Incapacity**" or "**Incapacitated**" means (in the case of a Stockholder that is an individual) an individual's ability to manage his or her financial affairs is substantially impaired and such impairment will, in the opinion of both the individual's attending physician and a qualified physician selected by the Company, more likely than not be expected to continue until his or her death.

"**Initial Public Offering**" means any offering of Shares pursuant to a registration statement filed in accordance with the Securities Act.

"**Initial Stockholders**" has the meaning set forth in the preamble.

"**Joinder Agreement**" means the joinder agreement in form and substance of **Exhibit A** attached hereto.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Offer Notice**" has the meaning set forth in Section 3.05(a).

"**Offered Shares**" has the meaning set forth in Section 3.05(a).

"**Offering Stockholder**" has the meaning set forth in Section 3.05(a).

"**Payment Dates**" has the meaning set forth in Section 3.11(b).

"**Permitted Transferee**" means a Family Member, a Family Trust or an existing Stockholder.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Proportionate Share**" shall mean a number of Shares determined by multiplying the number of Shares available for purchase under a particular provision of this Agreement by a fraction, the numerator of which is the number of Shares (on an as-converted basis) held by the Stockholder who is entitled to and elects to purchase such Stockholder's proportionate share of the Shares available for purchase, and the denominator of which is the total number of Shares (on an as-converted basis) held by all of the Stockholders who are entitled to and who elect to purchase their proportionate share of the Shares available for purchase.

"**Purchase Price**" has the meaning set forth in Section 3.10.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Shares**" means shares of the capital stock, $0.0001 par value per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any

share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"**Spousal Consent**" has the meaning set forth in Section 7.18.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Stockholder.

"**Stockholders**" has the meaning set forth in the preamble.

"**Supermajority Approval**" means with respect to any matter that must be approved by the Stockholders pursuant to this Agreement the affirmative vote or the unanimous written consent of Stockholders holding at least 66 2/3% of the voting power of the issued and outstanding Shares.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person. "Transfer" when used as a noun shall have a correlative meaning.

"**Transfer in Violation Notice**" has the meaning set forth in Section 3.04(b).

"**Valuation Date**" means the last day of the calendar month either coinciding with, or immediately preceding (whichever is applicable):

(1) the date the divorce of the Divorced Stockholder is finally adjudicated in the case of a sale and purchase of a Divorced Shares pursuant to Section 3.03;

(2) at the election of the Company, either (i) the date on which the Defaulted Shares Transferred in violation of this Agreement, or (ii) the date the Company gives the Transfer in Violation Notice to the Holder or the Stockholder who made or suffered a Transfer of the Defaulted Shares in the case of a sale and purchase of a Defaulted Shares under Section 3.04;

(3) the date of death of a Deceased Stockholder, in the case of the sale and purchase pursuant to Section 3.06; or

(4) a date of the Company's choosing, but not to exceed thirty (30) days prior to the date on which the Company sends notice of its intent to exercise its Call Option, in the case of the sale and purchase pursuant to Section 3.08.

ARTICLE II
MANAGEMENT AND OPERATION OF THE COMPANY

Section 2.01 Board of Directors.

(a) The Stockholders agree that the business and affairs of the Company shall be managed through a board (the "**Board**") of directors (each, a "**Director**"). Each Director shall hold office until the earlier to occur of: (i) the resignation, removal or death of such Director; or (ii) the expiration of such Director's term of office.

(b) The Board shall have the right to establish any committee of Directors as the Board shall deem appropriate from time to time. Subject to this Agreement, the Governing Documents, and Applicable Law, committees of the Board shall have the rights, powers, and privileges granted to such committee by the Board from time to time. Any delegation of authority to a committee of Directors to take any action must be approved in the same manner as would be required for the Board to approve such action directly.

Section 2.02 Officers. The Company shall have such officers as may be appointed by the Board from time to time in accordance with the DGCL and the Bylaws.

ARTICLE III
TRANSFER OF SHARES

Section 3.01 Limits on Transfers. Except as expressly provided in this ARTICLE III or approved in advance in writing by the Board, no Stockholder shall have the right to Transfer or suffer a Transfer of all or a portion of such Stockholder's Shares. Except for any Transfer made in compliance with this ARTICLE III, any Transfer of all or any portion of Shares shall be null and void and of no legal force or effect. A Stockholder who Transfers or suffers a Transfer of all or a portion of such Stockholder's Shares in violation of this ARTICLE III shall be (a) in breach of this Agreement, (b) subject to Section 3.08, and (c) liable to the Company for any damages arising, directly or indirectly, from such purported Transfer.

Section 3.02 Transfer of Shares to Permitted Transferees.

(a) Subject to Section 3.14, any Stockholder, during such Stockholder's lifetime or upon such Stockholder's death or Incapacity, may Transfer all or any portion of such Stockholder's Shares to a Permitted Transferee of such Stockholder. Any Shares owned by a Stockholder at the time of such Stockholder's death may be Transferred to a Permitted Transferee in accordance with this Section 3.02 pursuant to the terms of a valid will, by intestate secession or by operation of law.

(b) A Transfer of a deceased Stockholder's Shares to such Stockholder's estate shall not be deemed to be in violation of this Agreement, but any subsequent Transfer of such Shares by or from the estate, pursuant to a valid will or by intestate succession, shall be effective only if made to a Permitted Transferee of the deceased Stockholder or otherwise in accordance with this ARTICLE III. Any Shares that are

170696775v

Transferred (regardless of the method of such Transfer and regardless of whether the Shares are Transferred by operation of law, or through the deceased Stockholder's estate or from or through the deceased Stockholder's Family Trust) by reason of death of the Stockholder to any Person other than in compliance with this ARTICLE III shall be treated as having been Transferred in violation of the terms of this Agreement, notwithstanding the fact that any such Transfer shall be treated as null and void under the provisions of Section 3.01.

(c) In the event that a Stockholder becomes Incapacitated, any Transfer of such Incapacitated Stockholder's Shares to the guardian of the Incapacitated Stockholder shall not be deemed to be in violation of this Agreement, provided that such guardian is a permitted transferee hereunder, or if the guardian is not a permitted transferee hereunder, said guardian exercises the Incapacitated Stockholder's rights as a Stockholder for the purpose of administering the Incapacitated Stockholder's Shares by Transferring any such Shares to a Permitted Transferee of such Incapacitated Stockholder within ninety (90) days of the appointment of said guardian. In the event that the guardian of the Incapacitated Stockholder fails to comply with this Section 3.02 or in the event that such Transfer (either the initial Transfer to the guardian that is not a permitted transferee or any subsequent Transfer) does not comply with this Section 3.02, then any such Transfer shall be deemed to be a Transfer in violation of this Agreement, notwithstanding the fact that any such Transfer shall be treated as null and void under the provisions of Section 3.01.

(d) In the event of any Transfer permitted under this Section 3.02, a written notice shall be given by the transferring Stockholder and the transferee Stockholder to the Company, which notice shall describe the Transfer, identify the Shares that were Transferred and the date of Transfer. The transferring Stockholder and transferee Stockholder shall also provide the Company with such other information related to the Transfer as it may request so that the Transfer may be properly recorded on the books of the Company and properly reported for federal and state income tax purposes.

Section 3.03 Divorce of Stockholder.

(a) Upon the divorce of a Stockholder, such divorced Stockholder (the "**Divorced Stockholder**"), the Company and the other Stockholders shall have the right and option exercisable in accordance with this Section 3.03 to purchase all, but not less than all, of the Shares (the "**Divorced Shares**") Transferred to the ex-spouse (the "**Divorced Spouse**") of the Divorced Stockholder in accordance with the terms and provisions of this Section 3.03. Upon the exercise of such option, such Divorced Spouse shall be obligated to sell to the Divorced Stockholder, the Company or the other Stockholders all of the Divorced Shares in accordance with the terms and conditions set forth in this Section 3.03.

(b) Upon the effective date of the divorce of the Divorced Stockholder as set forth in a final judgment of dissolution of marriage and for a period of ninety (90) days thereafter (the "**Exercise Period**"), the Divorced Stockholder shall have the right and option to purchase all, but not less than all, of the Divorced Shares for the price and in

accordance with the terms set forth in Section 3.10 and Section 3.11. If the Divorced Stockholder desires to exercise the option to purchase all, but not less than all, of the Divorced Shares pursuant to this Section 3.03(b), then the Divorced Stockholder shall notify the Divorced Spouse and the Company in writing at any time within the Exercise Period that such Divorced Stockholder is exercising the option to purchase all, but not less than all, of the Divorced Shares pursuant to the terms and conditions of this Section 3.03(b). The closing of the purchase and sale of any Divorced Shares pursuant to this Section 3.03(b) shall occur at a reasonable time and place selected by the purchasing Divorced Stockholder, which in no event shall be later than the date which is sixty (60) days after the final determination of the purchase price of the Divorced Shares pursuant to Section 3.10.

(c) If the Divorced Stockholder fails or is unable to exercise the Divorced Stockholder's option to timely complete the purchase of all, but not less than all, of the Divorced Shares pursuant to Section 3.03(b), then the other Stockholders shall have the option to purchase their Proportionate Share of all, but not less than all, of the Divorced Shares for the price and in accordance with the terms set forth in Section 3.10 and Section 3.11. If the purchasing Stockholders desire to exercise their option to purchase their Proportionate Share of all, but not less than all, of the Divorced Shares pursuant to this Section 3.02(c), then such purchasing Stockholders shall notify the Divorced Spouse and the Company in writing at any time within ninety (90) days after the expiration of the Exercise Period that said purchasing Stockholders are exercising their option to purchase their Proportionate Share of all, but not less than all, of the Divorced Shares in accordance with the terms and conditions of Section 3.10 and Section 3.11. The closing of the purchase and sale of any Divorced Shares pursuant to this Section 3.02(c) shall occur at a reasonable time and place selected by the purchasing Stockholders which in no event shall be later than the later of (i) the date which is sixty (60) days after the final determination of the purchase price for the Divorced Shares pursuant to Section 3.10, or (ii) ninety (90) days after the expiration of the Exercise Period.

(d) Except for the options of Stockholders contained in Section 3.02(c), if the Divorced Stockholder fails or is unable to exercise the Divorced Stockholder's option to timely complete the purchase of all, but not less than all, of the Divorced Shares pursuant to Section 3.02(b) above, then the Company shall have the option to purchase all, but not less than all, of the Divorced Shares for the price and in accordance with the terms set forth in Section 3.10 and Section 3.11. If the Company desires to exercise the Company's option to purchase all, but not less than all, of the Divorced Shares pursuant to this Section 3.02(d), the Company shall notify the Divorced Spouse in writing, at any time within one (1) year after the effective date of the divorce of such Divorced Stockholder, that the Company is exercising the Company's option to purchase all, but not less than all, of the Divorced Shares pursuant to the terms and conditions hereof. The closing of the purchase and sale of the Divorced Shares pursuant to this Section 3.02(d) shall occur at a reasonable time and place selected by the Company which in no event shall be later than the date which is sixty (60) days after the later of (i) the determination of the purchase price under Section 3.10, or (ii) fifteen (15) months after the date of the final judgment of dissolution of marriage.

(e) Unless and until the Divorced Stockholder, the Company or the purchasing Stockholders exercise their options to purchase the Divorced Shares pursuant to Section 3.02(b), Section 3.02(c) or Section 3.02(d), the Divorced Spouse shall be permitted to retain the Divorced Shares, which shall remain subject to all the terms and conditions of this Agreement.

Section 3.04 Transfers of Shares in Violation of Agreement.

(a) If there is a Transfer, or an attempted Transfer (*i.e.*, a purported Transfer which, but for the application of Section 3.01 which provides that any Transfer made in violation of this Agreement will be null and void and of no legal force or effect, would result in a Transfer of Shares in violation of this Agreement) of all or any portion of a Stockholder's Shares, whether voluntary or involuntary, in violation of the terms of this Agreement (with the Shares that is the subject of such Transfer or attempted Transfer hereinafter referred to as the "**Defaulted Shares**"), any such Transfer or attempted Transfer by a Stockholder of such Defaulted Shares shall nevertheless be deemed to be an effective Transfer for purposes of invoking the Company's and the non-transferring Stockholders' options as described below to purchase any such Defaulted Shares that a Stockholder (the "**Defaulting Stockholder**") Transfers, attempts to Transfer or suffers an involuntary Transfer of, in violation of the terms of this Agreement.

(b) The Company shall have the first option to purchase all or any portion of the Defaulted Shares from the holder or holders thereof (collectively, the "**Holder**"), for a price equal to (i) the fair market value of the Defaulted Shares, as determined in the discretion of the Board, as of the last day of the month prior to the date of the attempted Transfer in violation of this Agreement (the "**Fair Market Value**") or (ii) if the Defaulted Shares (or any portion thereof) were Transferred by sale or exchange (as opposed to a gratuitous Transfer), at the option of the Company, for the purchase price for which such Defaulted Shares (or portion thereof) were sold in violation of the provisions of this Agreement (the "**Default Purchase Price**"). The Company may exercise such option by delivering written notice to the Holder of the Defaulted Shares (or portion thereof) and the non-transferring Stockholders within one hundred eighty (180) days after the date the Company receives written notice from the Holder or the Defaulting Stockholder which notice fully sets forth the date of such Transfer (or attempted Transfer), the sale price of the Defaulted Shares (if applicable), and the identity and address of the Holder (the "**Transfer in Violation Notice**"). Notwithstanding the foregoing, in no event shall the receipt of a Transfer in Violation Notice from the Holder or the Defaulting Stockholder be treated as a condition precedent to the exercise by the Company or the non-transferring Stockholders of their options to acquire the Defaulted Shares hereunder. If no Transfer in Violation Notice is ever given, the periods during which the Company and the non-transferring Stockholders may exercise their options hereunder shall remain open indefinitely and may be exercised (with first preference to the Company) by them at any time after the Transfer or attempted Transfer of the Defaulted Shares.

The Transfer in Violation Notice from the Company to the Holder shall state: (i) that the Company is exercising its option to purchase the Defaulted Shares (or any portion

thereof); and (ii) whether the Company intends to purchase the Defaulted Shares (or any portion thereof) for the purchase price for which such Defaulted Shares (or any portion thereof) was sold or exchanged (if applicable) in violation of the provisions of this Agreement, or for the purchase price set forth in this Section 3.04(b). The closing of the purchase and sale of the Defaulted Shares (or portion thereof) pursuant to this Section 3.04(b) shall occur at a reasonable time and place selected by the Company which in no event shall be later than sixty (60) days after the date of notice from the Company to the Holder that the Company is exercising its option to purchase the Defaulted Shares (or portion thereof) pursuant to this Section 3.04(b).

(c) If the Company declines or is unable to purchase all of the Defaulted Shares pursuant to Section 3.04(b), then all non-transferring Stockholders shall have the option to purchase their Proportionate Share of the Defaulted Shares for a purchase price equal to (i) the Fair Market Value of the Defaulted Shares to be purchased by such non-transferring Stockholders or (ii) if the Defaulted Shares was Transferred by sale or exchange, at the option of each purchasing Stockholder, for the purchase price for which such Defaulted Shares (or portion thereof) were sold in violation of the provisions of this Agreement. If any or all of the non-transferring Stockholders desire to exercise their option to purchase their Proportionate Share of the Defaulted Shares (or portion thereof), such non-transferring Stockholder or Stockholders shall notify the Holder of such Defaulted Shares (or portion thereof) and the Company in writing not later than ninety (90) days after the date of expiration of the period specified in Section 3.04(b) during which the Company had the option to purchase all or any portion of the Defaulted Shares that: (i) such Stockholder is exercising such Stockholder's option to purchase such Stockholder's Proportionate Share of the Defaulted Shares (or portion thereof), and (ii) whether such Stockholder intends to purchase the Defaulted Shares (or portion thereof) for the purchase price (or proportionate amount thereof) for which such Defaulted Shares (or portion thereof) was attempted to be sold or exchanged in violation of the provisions of this Agreement or for the Default Purchase Price. The closing of the purchase and sale of the Defaulted Shares (or portion thereof) pursuant to this Section 3.04(c) shall occur at a reasonable time and place selected by a majority of the Stockholders who elect to purchase their Proportionate Share of the Defaulted Shares (or portion thereof) which in no event shall be later than sixty (60) days after the date of expiration of the 90-day period during which the other Stockholders had the option to purchase their Proportionate Share of the Defaulted Shares pursuant to this Section 3.04(c).

(d) In the event of the purchase and sale of the Defaulted Shares (or portion thereof) pursuant to this Section 3.04, the full purchase price for such Defaulted Shares (or portion thereof) may be paid in cash at the closing of the purchase and sale of such Defaulted Shares (or portion thereof) or, at the option of the Company or each purchasing Stockholder (with respect to such purchasing Stockholder's Proportionate Share of the purchase price), as the case may be, said purchase price may be payable in ten (10) equal and consecutive annual installments of principal without interest. Each such annual installment of principal shall be due and payable on the anniversary of the closing of the purchase and sale of such Defaulted Shares (or portion thereof). The obligation of the

Company or the purchasing Stockholders, as the case may be, to pay such purchase price in ten (10) equal consecutive annual installments of principal without interest shall be evidenced by a non-negotiable, unsecured promissory note (or promissory notes) bearing the terms and conditions set forth above and such other terms and conditions as are customary for promissory notes executed and delivered in connection with similar transactions including, but not limited to, the right of prepayment without premium or penalty at any time.

Section 3.05 Rights of First Refusal for Transfer of Shares to Third Party.

(a) Except as otherwise provided in Section 3.02 (relating to Transfers of Shares to Permitted Transferees, all of which shall not be subject to the rights of first refusal under this Section 3.05), if a Stockholder (the "**Offering Stockholder**") has received a Bona Fide Offer to acquire all or a portion of such Offering Stockholder's Shares (with the portion of such Offering Stockholder's Shares that is to be sold pursuant to the terms of the Bona Fide Offer hereinafter referred to as the "**Offered Shares**") and the Offering Stockholder desires to accept such offer, the Offering Stockholder shall comply with all of the provisions of this Section 3.05. If the Offering Stockholder desires to accept the Bona Fide Offer with respect to the Offered Shares, such Offering Stockholder shall promptly send a notice (the "**Offer Notice**") to the Company and to the other Stockholders and shall offer to sell to the Company and to the other Stockholders all of the Offered Shares that are to be sold pursuant to the Bona Fide Offer at the same price and on the same terms as set forth in the Bona Fide Offer. The Offer Notice shall include a description of all the material terms of the proposed sale, including the portion of the Offering Stockholder's Shares that is subject to the Bona Fide Offer, the price and payment terms, the name, address, telephone number, business or occupation of the Person to whom such Shares would be sold (and if the prospective purchaser is acquiring such Shares as an agent or nominee for one (1) or more other Persons, a statement to that effect, as well as the name, address, telephone number and business or occupation of each of the principals for whom such nominee or agent is acting), the source of funds and any other facts that are or would reasonably be deemed to be material to the sale. The Offer Notice shall also contain a representation by the Offering Stockholder that he or she has a good faith intention to sell such Shares on the terms set forth in the Offer Notice.

(b) The Company shall have the first option to purchase all, but not less than all, of the Offered Shares for the price and in accordance with the terms set forth in the Offer Notice. If the Company desires to exercise the Company's option to purchase all, but not less than all, of the Offered Shares, the Company shall notify the Offering Stockholder and the remaining Stockholders in writing within forty-five (45) days after receipt of the Offer Notice that the Company is exercising the Company's option to purchase all, but not less than all, of the Offered Shares pursuant to the terms and conditions of the Offer Notice. The closing of the purchase and sale of the Offered Shares pursuant to this Section 3.05(b) shall occur at a reasonable time and place selected by the Company which in no event shall be later than the date which is forty-five (45) days after the expiration of the 45-day period during which the Company has the option to purchase all, but not less than all, of the Offered Shares in accordance with this Section 3.05(b).

(c) If the Company fails to exercise the Company's option to purchase all, but not less than all, of the Offered Shares or fails to timely close upon the purchase of the Offered Shares pursuant to Section 3.05(b), each other Stockholder shall have the option to purchase such Stockholder's Proportionate Share of all, but not less than all, of the Offered Shares for the price and in accordance with the terms set forth in the Offer Notice. If any or all such other Stockholders desire to exercise their options to purchase their Proportionate Shares of the Offered Shares, such Stockholders shall notify the Offering Stockholder, the other Stockholders and the Company in writing within sixty (60) days after the expiration of the 45-day period during which the Company had the option to purchase the Offered Shares pursuant to Section 3.05(b) that such other Stockholder is exercising such Stockholder's option to purchase such Stockholder's Proportionate Share of the Offered Shares, for the price and in accordance with the terms set forth in the Offer Notice. The right of the other Stockholders to exercise their options to purchase the Offered Shares pursuant to this Section 3.05(c) shall be contingent upon the agreement of those other Stockholders who timely exercise their options hereunder to collectively acquire all, and not less than all, of the Offered Shares. The closing of the sale and purchase of the Offered Shares by the other Stockholders shall occur in the offices of the Company or in such other location as the purchasing other Stockholders and the Offering Stockholder may mutually agree upon, at a reasonable time mutually agreed upon by the purchasing other Stockholders and the Offering Stockholder, which shall in no event be later than the date which is thirty (30) days after the expiration of the 60-day period during which the other Stockholders had the option to purchase the Offered Shares pursuant to this Section 3.05(c).

(d) If the parties who have options to purchase the Offered Shares fail to timely exercise their respective options, or fail to complete the purchase of all, but not less than all, of the Offered Shares pursuant to Section 3.05(b) and Section 3.05(c), then the Offering Stockholder shall be permitted to sell and convey the Offered Shares to the Person designated in the Offer Notice strictly in accordance with the terms of the Offer Notice for a period of ninety (90) days after the expiration of the 60-day period during which the other Stockholders had the option to purchase the Offered Shares pursuant to Section 3.05(c); provided, however, that the purchaser as set forth in the Offer Notice agrees in writing to be bound (if not already so bound) by all the terms and conditions of this Agreement, as amended. If the sale of the Offered Shares is not completed by the Offering Stockholder strictly in accordance with the Offer Notice in this Section 3.05 within such 90-day period, then the Offering Stockholder may not sell or otherwise Transfer the Offered Shares under this Section 3.05 without initiating a new Offer Notice to the Company and the other Stockholders and again complying with all the terms and conditions of this Section 3.05.

Section 3.06 Death or Incapacity of a Stockholder.

(a) Except as provided below, upon the death or Incapacity of a Stockholder who is a natural person, the Company and the other Stockholder(s) shall have the right and option to purchase all, but not less than all, of such deceased or Incapacitated Stockholder's Shares (the "**Deceased Offered Shares**") in accordance with the terms and conditions set forth in the remainder of this ARTICLE III, and upon the exercise of such

option, the personal representative of the deceased Stockholder's estate or the trustee, heirs, beneficiaries or any other successor-in-interest to the deceased Stockholder's Shares, as the case may be, or the Incapacitated Stockholder or the legal guardian, attorney-in-fact or other successor in interest of the Incapacitated Stockholder, as the case may be, (the "**Deceased Offering Party**"), shall be obligated to sell to the Company or to the other Stockholder(s) all, but not less than all, of the Deceased Offered Shares in accordance with the terms and conditions set forth in the remainder of this ARTICLE III. The provisions of this Section 3.06 shall not apply to Shares owned by a deceased or Incapacitated Stockholder which are transferred or proposed to be transferred, by reason of the death or Incapacity of such Stockholder, to a Family Member or to a Family Trust of the deceased or Incapacitated Stockholder, unless such Family Member or the trustee of such Family Trust, succeeding or who is to succeed to the deceased or Incapacitated Stockholder's Shares, if not otherwise a party to this Agreement, fails to execute a joinder or amendment to this Agreement pursuant to which such Family Member or the trustee of such Family Trust, on behalf of such Family Trust, becomes bound by all of the terms and conditions hereof within thirty (30) days following such Person's receipt of a written request therefor from the Company or from any Stockholder.

(b) Except as provided above, upon the death or Incapacity of a Stockholder, the Company shall have the first option to purchase all, but not less than all, of the Deceased Offered Shares for the price and in accordance with the terms set forth in the remainder of this ARTICLE III. If the Company desires to exercise its option to purchase all, but not less than all, of the Deceased Offered Shares, the Company shall notify the Deceased Offering Party, in writing, within forty-five (45) days after the date of death of the deceased Stockholder or within forty-five (45) days after notice of the Incapacity of the Incapacitated Stockholder, as the case may be, that the Company is exercising its option to purchase all, but not less than all, of the Deceased Offered Shares hereunder. The closing on the purchase of an Offered Shares by the Company pursuant to this Section 3.06(b) shall occur at a reasonable time and place selected by the Company, which in no event shall be later than the date thirty (30) days after the expiration of the forty-five (45) day period during which the Company had the option to purchase all, but not less than all, of the Deceased Offered Shares pursuant to this Section 3.06(b) or, if later, thirty (30) days from the date the purchase price for the Offered Shares is determined in accordance with the remainder of this ARTICLE III.

(c) If the Company fails or is unable to exercise its option to purchase all, but not less than all, of a Deceased Offered Shares pursuant to Section 3.06(b), then the other Stockholder (or other Stockholders, if more than one, or such portion of them as may elect to participate in the purchase of the Deceased Offered Shares) shall have the option to purchase all or their Proportionate Share (or other mutually agreeable portion) of all, but not less than all, of the Offered Shares for the price and in accordance with the terms set forth below in the remainder of this ARTICLE III. If any other Stockholder (or Stockholders) desire to exercise their option to purchase all or their Proportionate Share of the Deceased Offered Shares, such Stockholder(s) shall notify the Deceased Offering Party and, if applicable, the other Stockholders, in writing, within forty-five (45) days after the expiration of the forty-five (45) day period during which the Company had the

option to purchase the Deceased Offered Shares pursuant to Section 3.06(b), that such Stockholder is exercising such Stockholder's option to purchase all or such Stockholder's Proportionate Share (or other mutually agreeable portion) of the Deceased Offered Shares hereunder. The closing on the purchase of a Deceased Offered Shares by one or more other Stockholders pursuant to this Section 3.06(c) shall occur at a reasonable time and place selected by the other Stockholder(s) who elect to purchase a majority of the Deceased Offered Shares, which in no event shall be later than the date which is thirty (30) days after the expiration of the forty-five (45) day period during which the other Stockholder(s) had the option to purchase all or their Proportionate Share of the Offered Shares pursuant to this Section 3.06(c) or, if later, thirty (30) days from the date the purchase price for the Deceased Offered Shares is determined in accordance with the remainder of this ARTICLE III.

(d) If the Company and the other Stockholder(s) fail to exercise their respective options to purchase all, but not less than all, of the Deceased Offered Shares pursuant to the foregoing provisions of this Section 3.06, then the Deceased Offering Party shall be permitted to retain the Deceased Offered Shares; provided that the Deceased Offering Party, if not already a party to this Agreement, agrees, in writing, to be bound by all of the terms and conditions of this Agreement, as amended, and to assume and agree to discharge any obligation, debt or liability, in accordance with the terms of such obligation, debt or liability, of the deceased or Incapacitated Stockholder to the Company, which assumption shall not constitute a novation or release of the estate of the deceased or Incapacitated Stockholder.

Section 3.07 Drag Along Rights. If holders of a majority of the voting power of the Shares, on an as-converted basis (the "**Dragging Stockholders**"), propose that their Shares be sold to a purchaser pursuant to a Bona Fide Offer (a "**Drag-Along Sale**"), the Dragging Stockholders may, at their option, require that each other Stockholder (each, a "**Dragged-Along Stockholder**") participate in such Drag-Along Sale, upon substantially the same terms and conditions as the Dragging Stockholders. When the Dragging Stockholders receive, and desire to accept, such Bona Fide Offer, then the Dragging Stockholders shall send written notice to the Dragged-Along Stockholders of such Bona Fide Offer and pending Drag-Along Sale, and such notice shall include the Dragging Stockholders' intent to accept such Bona Fide Offer, the proposed purchase price, and any other material terms of the proposed sale (the "**Drag-Along Notice**").

Section 3.08 Call Option upon Breach. In the event of a breach by a Stockholder of this Agreement, including without limitation the restrictive covenants contained in ARTICLE IV, the Company shall have the option at any time within 90 days after (a) being provided written notice of such breach or (b) providing written notice to the breaching Stockholder of such breach, to purchase all of the Shares held by such Stockholder (the "**Call Option**") exercisable upon a vote of Stockholders who own not less than sixty-six and two thirds percent (66-2/3%) of the voting Shares (the "**Controlling Stockholders**"). In the event that the Company exercises its Call Option, the Company shall send written notice to the breaching Stockholder that the Company is purchasing all, but not less than all, of the Stockholder's Shares for the price determined in accordance with the terms set forth in Section 3.10. The closing of the purchase and sale of any Units subject to the Call Option pursuant to this Section 3.08 shall occur at a

reasonable time and at a place selected by the Company, which in no event shall be later than the date which is sixty (60) days following the determination of the purchase price pursuant to Section 3.10.

Section 3.09 Company's Exercise of Options. Any decision to be made by the Company regarding the Company's options to purchase any Shares hereunder, the purchase price for such Shares, the terms of purchase, closing date or any other decision hereunder, shall be made by the Board in its sole discretion.

Section 3.10 Determination of Purchase Price. The purchase price (the "**Purchase Price**") for any Shares that is required to be determined under this ARTICLE III shall be computed in accordance with the steps set forth in this Section 3.10. The Purchase Price shall be equal to either (1) an amount mutually agreed upon by the selling party or parties (the "**Seller**") on the one hand and the purchasing party or parties (the "**Purchaser**") on the other, if such amount is agreed upon not later than thirty (30) days after the Valuation Date, or (2) an amount equal to (x) the Percentage Interest of the Shares to be sold and purchased, multiplied by (y) the net, non-discounted fair market value of the Company's assets (the "**FMV**"), which shall be determined by an appraisal conducted by an independent, qualified, reputable licensed appraiser (a "**Qualified Appraiser**") selected by the Seller and the Purchaser. If the Seller and the Purchaser cannot agree on a Qualified Appraiser, then each shall appoint a Qualified Appraiser, the two Qualified Appraisers so chosen shall agree upon a third Qualified Appraiser, and the FMV shall be the average of (a) the fair market value of the Company's assets as determined by the third Qualified Appraiser (the "**Third FMV**") and (b) the fair market value of the Company's assets as determined by the other of the two Qualified Appraisers that is closer to the Third FMV. If the Seller and the Purchaser (i) agree upon a Qualified Appraiser, they shall split the cost of the appraisal, or (ii) do not agree upon a Qualified Appraiser, each shall bear the cost of the Qualified Appraiser selected by them and one-half of the cost of the third Qualified Appraiser.

Section 3.11 Terms of Purchase. Except as otherwise provided in Section 3.04 with respect to the sale and purchase of Defaulted Shares, the terms for payment of the Purchase Price of Shares that are to be determined under this ARTICLE III shall be determined under this Section 3.11.

(a) The purchaser of any Shares to be purchased and sold shall make a cash payment at closing equal to twenty percent (20%) of the total Purchase Price (or, to the extent that the purchaser is a Stockholder purchasing its Proportionate Share, then such Stockholder's Proportionate Share of the cash down payment provided in this Section 3.11(a).

(b) The balance of the Purchase Price shall be payable in five (5) equal annual installments of principal and interest (but with the final installment adjusted to the extent necessary to include the unpaid principal balance plus all interest accrued and unpaid on such final payment date), with interest computed at a rate of five percent (5%). The first such installment shall be payable on the first anniversary of the date of the closing of such purchase and sale of the Shares, and each of the four (4) remaining annual payments

shall be made on the same day of each of the next four (4) consecutive years thereafter (the "**Payment Dates**").

(c) The obligation for the deferred portion of the Purchase Price shall be represented by an unsecured promissory note (or promissory notes if more than one Stockholder is a purchaser) containing the terms described above and such other terms and conditions as are standard for similar transactions including, but not limited to, the right of prepayment without premium or penalty at any time and a 30-day period for each payment before a default may be declared.

Section 3.12 Specific Performance. The Stockholders hereby acknowledge and agree that the Shares in the Company cannot be readily purchased or sold on the open market and for that reason, among others, the Stockholders will be irreparably damaged in the event the provisions of this Agreement relating to the Transfer of Shares are not specifically enforced. In the event of any controversy concerning the right or obligation to Transfer any Shares, then, notwithstanding anything in this ARTICLE III to the contrary, such right or obligation shall be enforced in a court of equity by decree of specific performance. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy of the Stockholders and the Company. If any Person shall institute any action or proceeding to enforce the provisions of this Agreement relating to the Transfer of Shares, the Person against whom such action or proceeding is brought hereby waives the claim or defense that the Person instituting such action has an adequate remedy at law, and shall not urge in any such action or proceeding that a claim or remedy at law exists.

Section 3.13 Liability for Transfer Expenses. Except as otherwise specifically provided in this ARTICLE III, all costs and expenses incurred by the Company in connection with any Transfer of Shares, including any filing, recording and publishing costs and the fees and disbursements of counsel, and any legal fees incurred in connection with preparing an appropriate joinder or amendment to this Agreement, shall be paid by, and shall be the sole responsibility of, the Stockholder disposing of such Shares (or the successor-in-interest of such Stockholder).

Section 3.14 Conditions to Permitted Transfers. A Stockholder shall be entitled to make a permitted Transfer hereunder of all or any portion of such Stockholder's Shares only upon satisfaction of each of the following conditions:

(a) such Transfer does not require the registration or qualification of such Shares pursuant to any applicable federal or state securities laws;

(b) such Transfer does not result in a violation of Applicable Law; and

(c) the Company receives fully executed written instruments that are in form satisfactory to the Company, including, without limitation, copies of any instruments of Transfer, such assignee's consent to be bound by the terms of this Agreement, as it may have thereafter been amended, and, if requested by the Company, an opinion of counsel to such assignee, in form and substance reasonably acceptable to the Company, to the

effect that the conditions set forth in Section 3.14(a) and Section 3.14(b) have been satisfied.

ARTICLE IV
NON-COMPETE AND OTHER AGREEMENTS

Section 4.01 Non-Competition/Non-Solicitation. During the term that a Stockholder holds Shares and for an additional period of five (5) years following the date such Stockholder ceases to holds Shares, such Stockholder shall not: (a) directly or indirectly in any capacity interfere with, solicit, hire or entice away any employee or former employee of the Company (i.e., any Person who, at the time of the determination, had been an employee of the Company within the previous twelve (12) months); (b) except in the furtherance of the business of the Company and its subsidiaries, directly or indirectly in any capacity contact, sell to, or otherwise solicit business in the area of tumor treating fields from any of the Company's customers, clients or suppliers on behalf of any party other than the Company; or (c) take any action, directly or indirectly in any capacity, to invest in, own, manage, operate, control, participate in, or be connected with as an officer, director, employee, stockholder, partner, advisor, agent, consultant or otherwise any other business entity that engages in a business that is directly competitive in the area tumor treating fields anywhere the Company does business as of the date of such Stockholder ceasing to be a Stockholder. Notwithstanding anything in clause (c) of the preceding sentence to the contrary, the acquisition and/or ownership of less than two percent (2%) of the issued and outstanding shares of a corporation whose shares of the type held by such Stockholder are publicly traded on a national exchange will not constitute a violation of the prohibition set forth in clause (c), even if such corporation or Entity is engaged in competition with the Company.

Section 4.02 Confidentiality. Each Stockholder, at all times during the existence of the Company and thereafter, shall safeguard the secrecy and confidentiality of any confidential information regarding the Company, including but not limited to any financial statements of the Company, to the maximum extent permitted by law. If a Stockholder is requested or required pursuant to Applicable Law to disclose any confidential information regarding the Company, the Stockholder shall provide the Company's CEO with prompt notice of that request or demand to enable the Company to seek an appropriate protective order. If a protective order or other remedy is not obtained by the Company, the Stockholder may furnish only that portion of the confidential information that is required to be disclosed and shall comply with the reasonable instructions of, and otherwise cooperate with, the CEO to ensure that such disclosure is as limited and restricted as possible and that the confidential nature of that information is adequately protected by the recipient.

Section 4.03 Protection of Legitimate Business Interest. The Stockholders and the Company acknowledge and agree that the covenants contained in Section 4.01 and Section 4.02 are reasonable in scope and necessary for the protection of the business of the Company and that the restraints are not unduly burdensome on the Stockholders. The parties further agree that if any covenant contained herein is found to be unenforceable by a court of competent jurisdiction by reason of its length of time, scope or size of geographic area that it is the intention of the parties that such covenant be reformed by such court so that such period of time, scope or

geographic area be reduced to the extent required to cure such invalidity. The parties also agree that each covenant contained herein shall be construed as an agreement independent of any other provision of this Agreement. The existence of any claim or cause of action that any Stockholder may have against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of any covenants contained herein. If any Stockholder violates the provisions of this ARTICLE IV, such Stockholder shall be responsible for the payment of reasonable attorney's fees, paralegal fees, law clerk fees, and other claims, losses, costs and expenses incurred by the Company on account of such Stockholder's violation of the covenants contained herein, and such Stockholder shall indemnify, defend and hold the Company harmless from and against any losses, damages, claims, actions, or cause of actions, caused to or suffered by the Company as a result of said violation.

Section 4.04 Injunctive Relief. It is understood and agreed by the parties hereto that no amount of money would adequately compensate the Company for any damages which the parties acknowledge would be suffered as a result of a violation by a Stockholder of the covenants contained in Section 4.01 or Section 4.02 and that, therefore, the Company shall be entitled, upon an application to a court of competent jurisdiction, to obtain injunctive relief to enforce any provision of Section 4.01 or Section 4.02, which injunctive relief shall be in addition to any other rights or remedies available to the Company. The parties agree that the Company shall not be required to post any bond or prove the inadequacy of money damages in connection with seeking such injunctive relief.

Section 4.05 Intellectual Property. The Stockholders acknowledge and agree that all prior intellectual property assignments made by them in favor of LifeBridge10000, LLC and/or Loyalty Based Innovations, LLC (together, the "**LLCs**"), whether through the operating agreement of one or both of the LLCs or otherwise, remain in full force and effect, and that such assignments inure to the benefit the Company as a result of the acquisition by the Company of all of the assets of the LLCs.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.01 Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a) For each such Stockholder that is not an individual, (i) such Stockholder (A) is duly organized, validly existing, and in good standing under the laws of the state of its formation, and (B) has full capacity and the corporate, limited liability company, or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby, (ii) the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate, limited liability company or other action of such Stockholder.

(b) Such Stockholder has duly executed and delivered this Agreement and this Agreement constitutes the legal, valid, and binding obligation of such Stockholder,

enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby require no action by, or in respect of, or filing with, any Governmental Authority.

(c) The execution, delivery, and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not: (i) in the case of an entity Stockholder, conflict with or result in any violation or breach of any provision of any of the governing documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any Applicable Law; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(d) Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Shares, including agreements or arrangements with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(e) Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

ARTICLE VI
TERM AND TERMINATION

Section 6.01 Termination. This Agreement shall terminate upon the earliest of:

(a) the consummation of an Initial Public Offering;

(b) the consummation of a merger or other business combination involving the Company whereby the Shares become listed or admitted to trading on the Nasdaq Stock Market, the New York Stock Exchange, or another national securities exchange;

(c) the date on which none of the Stockholders holds any Shares;

(d) the termination, dissolution, liquidation, or winding up of the Company; or

(e) the agreement of the Stockholders holding a majority of the voting power of the issued and outstanding Shares, acting together and by written instrument.

Section 6.02 Effect of Termination.

(a) The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(i) the existence of the Company;

(ii) the obligation of any party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii) the rights which any Stockholder may have by operation of law as a stockholder of the Company; or

(iv) the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b) The following provisions shall survive the termination of this Agreement: Section 4.02, this Section 6.02, Section 7.03, Section 7.11, Section 7.13, Section 7.14, Section 7.15, and Section 7.16.

ARTICLE VII
MISCELLANEOUS

Section 7.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, certificates, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 7.03 Notices.

(a) All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

(b) Such communications in Section 7.04 (a) must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.03:

(i) if to the Company, at its principal office address;

(ii) if to a Stockholder, at the address set forth for such Stockholder in the Company's records;

(iii) if to a Permitted Transferee of Shares or any other Stockholder other than the Initial Stockholders (A) at the address set forth on the respective Joinder Agreement executed by such party; or (B) if an address is neither set forth on such Joinder Agreement nor provided to the Company in a notice given in accordance with this Section 9.04, at such party's last known address; and

(iv) if to the Spouse of a Stockholder: (A) if applicable, in care of the Spouse's attorney of record at the attorney's address; or (B) if the Spouse is unrepresented, at the Spouse's last known address.

Section 7.04 Agreement Prepared by Company Counsel. Each Stockholder has read this Agreement and acknowledges that:

(a) counsel for the Company prepared this Agreement on behalf of the Company and not on behalf of any Stockholder;

(b) such Stockholder has been advised that a conflict may exist between such Stockholder's interests, the interests of the other Stockholders, and/or the interests of the Company;

(c) this Agreement may have significant legal, financial planning, and/or tax consequences to the Stockholder;

(d) such Stockholder has sought, or has had the full opportunity to seek, the advice of independent legal, financial planning, and/or tax counsel of its choosing regarding such consequences; and

(e) counsel for the Company has made no representations to the Stockholder regarding such consequences.

Section 7.05 Interpretation. For purposes of this Agreement: (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement,

instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.06 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 7.07 Entire Agreement. This Agreement and the Governing Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Governing Document, the Stockholders and the Company shall, to the extent permitted by Applicable Law, amend such Governing Document to comply with the terms of this Agreement.

Section 7.08 Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. This Agreement may not be assigned by any Stockholder except as permitted in this Agreement (or as otherwise consented to in writing by all the other Stockholders prior to the assignment) and any such assignment in violation of this Agreement shall be null and void.

Section 7.09 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.10 Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and Stockholders holding a majority of the voting power of the issued and outstanding Shares; *provided*, however, that any provision of this Agreement requiring the written consent or agreement of the Stockholders holding a higher percentage of the issued and outstanding Shares can only be amended by an instrument in writing executed by the Company and Stockholders

holding such higher percentage of the voting power of the issued and outstanding Shares. Any such written amendment, modification, or supplement will be binding upon the Company and each Stockholder.

Section 7.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 7.12 Governing Law. This Agreement, including all Exhibits hereto, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 7.13 Submission to Jurisdiction.

(a) The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the US District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject-matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.

(b) Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by certified or registered mail to the address set forth in Section 7.03 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 7.14 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 7.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 7.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 7.18 Spousal Consent. Each Stockholder who has a Spouse on the date of this Agreement shall cause such Stockholder's Spouse to execute and deliver to the Company a spousal consent in the form of **Exhibit B** hereto (a "**Spousal Consent**"), pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Stockholder should marry or engage in a Marital Relationship following the date of this Agreement, such Stockholder shall cause his or her Spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

The Company:

LifeBridge Innovations, PBC, a Delaware corporation

By: ______________________________
Peter Travers, CEO

The Stockholders:

[STOCKHOLDER NAME][, a [JURISDICTION] [ENTITY TYPE]]

By: ________________________________
[NAME], [TITLE]

[STOCKHOLDER NAME][, a [JURISDICTION] [ENTITY TYPE]]

By: ________________________________
[NAME], [TITLE]

____
[STOCKHOLDER NAME]

[___________________________________
[STOCKHOLDER'S SPOUSE NAME]]

____
[STOCKHOLDER NAME]

[___________________________________
[STOCKHOLDER'S SPOUSE NAME]]

EXHIBIT A

FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT TO STOCKHOLDERS AGREEMENT

The undersigned (the "Investor") hereby executes and delivers to LifeBridge Innovations, PBC, a Delaware corporation (the "Company"), this Joinder Agreement (this "Agreement") as of _________, 202_.

WHEREAS, the Company and its stockholders are parties to that certain Stockholders Agreement dated January 31, 2022, as the same may be amended, restated or otherwise modified in the future (the "Stockholders Agreement");

WHEREAS, the Investor has purchased shares of the capital stock of the Company;

WHEREAS, the Investor desires to execute this Agreement to evidence the Investor's agreement to be bound by all the terms and conditions of the Stockholders Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein by reference, the Investor hereby acknowledges and agrees as follows:

1. The Investor is hereby joined as a party to the Stockholders Agreement (if not already a party to the Stockholders Agreement) and bound by the terms and conditions of the Stockholders Agreement, and acknowledges and agrees that all shares of capital stock of the Company owned by the Investor will constitute "Shares" within the meaning of, and be subject to the rights and restrictions set forth in, the Stockholders Agreement.

2. From and after the date hereof, the Investor will have all of the rights, and be bound by all of the obligations, of a "Stockholder" under the Stockholders Agreement and will be considered a Stockholder for all purposes under the Stockholders Agreement.

3. The Investor acknowledges having been provided a copy of the Stockholders Agreement and having had the opportunity to read the same.

4. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to its principles of conflicts of law.

5. This Agreement may be executed and delivered by facsimile or other electronic means and shall be legal and binding upon the Investor as if an original had been delivered.

6. The Company and each stockholder of the Company shall be entitled to rely on the agreements of the Investor hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the Investor has executed this Agreement as of the date first set forth above.

Individual Investor:

____
Printed name: ____________________

Entity Investor:

Name of entity: ___________________________

____
By: ____________________
Its: ____________________

EXHIBIT B

FORM OF SPOUSAL CONSENT

SPOUSAL CONSENT

I, ________________, spouse of _______________, acknowledge that I have read the Stockholders Agreement, dated as of January 31, 2022, by and among LifeBridge Innovations, PBC, a Delaware corporation (the "Company"), and the stockholders a party thereto, to which this Spousal Consent is attached as (as the same may be amended or amended and restated from time to time, the "Agreement"), and that I understand the contents of the Agreement. I am aware that my spouse is a party to the Agreement and the Agreement contains provisions regarding the voting and transfer of certain equity securities of the Company which my spouse may own, including any interest I might have therein.

I hereby agree that I and any interest, including any community property interest, that I may have in any the Company's equity securities subject to the Agreement shall be irrevocably bound by the Agreement, including any restrictions on the transfer or other disposition of any of the Company's equity securities or voting or other obligations as set forth in the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement.

This Spousal Consent shall be binding on my executors, administrators, heirs and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this Spousal Consent.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Spousal Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right. I am under no disability or impairment that affects my decision to sign this Spousal Consent and I knowingly and voluntarily intend to be legally bound by this Spousal Consent.

Dated as of: ____________________

____

Printed name: ___________________